EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the last 60 days:

Date of Transaction	Transaction	Shares of Common Stock	Price Per Share
06/23/2025	BUY	1,305	11.98
07/02/2025	SELL	1,600	12.20
08/12/2025	SELL	10,249	12.24
08/13/2025	SELL	14,008	12.21
08/14/2025	SELL	12,065	12.18